

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

May 23, 2012

<u>Via e-mail</u>
Dr. Ricardo Moro
Principal Executive Officer
Biocurex, Inc.
7080 River Road, Suite 215
Richmond, British Columbia   V6X 1X5

> **Re: Biocurex, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2009**
> **Filed April 1, 2010**
> **Amendment No. 2 to Form 10-K for the fiscal year ended**
> **December 31, 2010**
> **Filed March 28, 2012**
> **Form 10-K for the fiscal year ended December 31, 2011**
> **Filed March 30, 2012**
> **Form 10-Q for the Quarterly Period Ended March 31, 2012**
> **Filed May 15, 2012**
> **File No. 000-26947**

Dear Mr. Moro:

We have reviewed your response dated March 28, 2012 and related filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 9A. Controls and Procedures, Page 31

1.   We note your response to prior comment 3. However, we note that Item 308 of Regulation S-K indicates that management is not permitted to conclude that your internal control over financial reporting (ICFR) is effective if there are one or more material weaknesses in your ICFR. The fact that the errors which resulted in the restatement of the financial statements for the fiscal year ended December 31, 2009 were identified by the SEC staff as part of our review, and were material enough to require amendments to the your filings, is a strong indication that material weaknesses existed in your ICFR at the December 31, 2009. For example, we note that the company lacked the U.S. GAAP accounting expertise to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements. That fact is further detailed in your response to prior comment 5. In addition, the fact that you only had three employees at March 15, 2010 and 2011 is also a strong indication that a material weakness existed in controls relating to separation of duties. Further, given the fact that these material weaknesses apply to material financial and non-financial information in your reports, and go beyond the scope of merely safeguarding of assets, they also impacted the effectiveness of your disclosure controls and procedures at that date. In light of the above, please amend the filing to revise your management's conclusion on the effectiveness of your ICFR and your disclosure controls and procedures to indicate that they were not effective at December 31, 2009. Please refer to Item 308(a)(3) of Regulation S-K and the definitions of disclosure controls and procedures and of ICFR at Exchange Act Rules 13a-15(e) and (f) and 15d-15(e) and (f).

Amendment No. 2 to Form 10-K for the Fiscal Year Ended December 31, 2010

Item 9A. Controls and Procedures, Page 33

2.   We note your responses to our prior comments 6 and 7. As noted in the above comment, the errors that resulted in the restatement were identified by the SEC staff as part of our review. Further, our comment letter was not issued until December 29, 2010 and our communications with the company continued with another letter on February 14, 2011 until you responded on March 31, 2011 that you would restate the financial statements to correct the errors in your accounting. As a result, the material weaknesses in your ICFR that resulted in the restatement also existed at December 31, 2010. Similarly, given the fact that these material weaknesses apply to material financial and non-financial information in your reports, and go beyond the scope of merely safeguarding of assets, they also impacted the effectiveness of your disclosure controls and procedures at that date. In light of the above, please further amend the filing to revise your management's conclusion on the effectiveness of your ICFR and your disclosure controls and

procedures to indicate that <u>they were not effective at December 31, 2010</u>. Please refer to Item 308(a)(3) of Regulation S-K and the definitions of disclosure controls and procedures and of ICFR at Exchange Act Rules 13a-15(e) and (f) and 15d-15(e) and (f).

Form 10-K for the Fiscal Year Ended December 31, 2011

Item 8. Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

3.   Please amend the filing to include a signed audit report. Please refer to the guidance provided in Item 302 (a) of Regulation S-T on including signatures in electronic filings with us.

Form 10-Q for the Quarterly Period Ended March 31, 2012

Signatures, page 10

4.   Please amend the Form 10-Q to include the date that the officers signed the report. The amendment must be currently signed and dated. See General Instruction G to Form 10-Q and the signature page of Form 10-Q.

Exhibits 31 and 32

5.   Please amend the Form 10-Q to also date the certifications signed by your officers – i.e., include currently signed and dated certifications in the amendment. Refer to Item 601(B)(31) and (32) of Regulation S-K and Exchange Act Rule 13a-14(a).

Acknowledgments

6.   We do not see where you have responded to prior comment 23. Please provide the acknowledgments previously requested, including a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kristin Lochhead, Staff Accountant, at (202) 551-3664, Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 or me at (202) 551-3671 if you have any questions.

Sincerely,

/s/ Martin James

Martin James
Senior Assistant Chief Accountant

cc: William T. Hart